Appaloosa Management L.P.
                                 26 Main Street
                                Chatham, NJ 07928

September 21, 2007

COUNSEL TO THE DEBTORS
Jones Day
222 East 41st Street
New York, New York 10017
Phone: (212) 326-3939
Facsimile: (212) 755-7306
Attn: Corinne Ball, Esq.
(cball@jonesday.com)

Miller Buckfire & Co., LLC
250 Park Avenue, 19th Floor
New York, NY 10177
Phone: (212) 895-1818
Facsimile: (212) 895-1853
Attn: Richard Morgner
(richard.morgner@millerbuckfire.com)

COUNSEL TO THE OFFICIAL COMMITTEE
OF UNSECURED CREDITORS
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Attn: Thomas Moers Mayer, Esq.
(tmayer@kramerlevin.com)
Attn: Matthew Williams, Esq.
(mjwilliams@kramerlevin.com)

Ladies and Gentlemen:

     This Final Proposal is being submitted in accordance with the terms of the Order Pursuant to 11 U.S.C. Sections 1113 and 1114(e) and Federal Rule of Bankruptcy Procedure 9019, Approving Settlement Agreements with The United Steelworkers and United Autoworkers, and Pursuant to 11 U.S.C. Sections 105(a), 363(b), 364(c), 503 and 507, Authorizing the Debtors to Enter into Plan Support Agreement, Investment Agreement and Related Agreements, dated August 1, 2007 (the "Settlement Order").

     Structure and Amounts of Investment or Transaction; Modified Investment Agreement and other Forms of Agreement: Appaloosa Management L.P. ("Appaloosa") is pleased to reaffirm its outstanding offer to replace Centerbridge Capital Partners, L.P. ("Centerbridge") as proposed investor as set forth in Appaloosa's Indication of Interest dated August 17, 2007 (the "Indication of Interest"), and in its letter to the Board of Directors of Dana Corporation (the

"Company") dated July 25, 2007, subject to the improvements and other modifications described herein. In summary, our proposal is substantially identical to the proposal made by Centerbridge (the "Centerbridge Proposal") as described in the Settlement Order and in the definitive agreements with respect thereto filed with the Company's current report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 26, 2007 (the "Centerbridge Proposal Documents"), with the exception of certain material improvements and other modifications to the Centerbridge Proposal, which are summarized on Schedule I hereto.

     As noted above, we believe that this Final Proposal is materially similar to, and an improvement upon, the Centerbridge Proposal. Accordingly, we are submitting with this Final Proposal drafts of (i) a Plan of Reorganization, (ii) an Investment Agreement, including the schedules thereto (the Company Disclosure Letter is included in the Centerbridge Proposal Documents), (iii) a Shareholders Agreement, (iv) Articles of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock, (v) a Series A Registration Rights Agreement, (vi) a Series B Registration Rights Agreement and (vii) a Market Maker Agreement, which are marked to show changes from the corresponding Centerbridge Proposal Documents. Appaloosa is prepared to execute promptly such agreements on such modified terms, and with no due diligence or conditions other than those expressly set forth in the agreements, and is prepared to support a plan of reorganization on such modified terms. In this regard, we are also submitting with this Final Proposal a draft Plan Support Agreement, marked to show changes from the Plan Support Agreement with respect to the Centerbridge Proposal. Our Final Proposal assumes that the Plan Support Agreement and the Settlement Agreements with the United Steelworkers and United Autoworkers unions would be in place with respect to the transactions contemplated by this Final Proposal.

     Changes From Indication of Interest. Except as set forth in Schedule I hereto, our Final Proposal remains substantially identical to our prior Indication of Interest.

     Financing Requirements: There are no financing requirements or contingencies relating to our obligations as purchaser or standby purchaser, as the case may be, of the Series A Preferred Shares or Series B Preferred Shares. The Company's obligations to obtain exit financing shall be as set forth in
Section 5.3 of the Investment Agreement under the Centerbridge Proposal.

     Due Diligence: Our Final Proposal is not subject to any further due diligence investigation.

     Necessary Internal Approvals: None.

     Necessary External Approvals: As set forth in the Centerbridge Proposal.

     Other Material Conditions: As set forth in the Centerbridge Proposal.

     Additional Information: Appaloosa's current plan is for the Company to run the Company's business in accordance with management's business plan, and to thereafter evaluate the Company's performance.

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
     Disclosure of Connections with Parties In Interest: None.

          We are available to meet with you and your representatives at your earliest convenience to discuss more fully the matters set forth herein and to work toward an amicable, appropriate conclusion to Dana's chapter 11 case.

          This Final Proposal shall automatically terminate if the Debtors have not submitted the proposals contained herein to the Unions prior to September 25, 2007 and/or the Unions have not approved these proposals prior to October 9, 2007.

Sincerely,

APPALOOSA MANAGEMENT L.P.



----------------------------
James Bolin
Partner

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
                                   SCHEDULE I

                          Material Differences between
                            Appaloosa Final Proposal
                            And Centerbridge Proposal

                     ---------------------------------------

1. Appaloosa proposes to eliminate and waive the break-up fee described in the Centerbridge Proposal.

2. Appaloosa will enhance the conversion price from .83 times Distributable Market Equity Value Per Share to .90 times Distributable Market Equity Value Per Share (as defined in the Centerbridge Proposal Documents).

3. In lieu of the limited Rule 144A offering contemplated by the Centerbridge Proposal, the right to purchase the Series B Preferred at par will be offered to all holders of allowed unsecured claims on a pro rata basis (the "Series B Rights Offering"). Any shares of Series B Preferred not purchased in the Series B Rights Offering will be purchased at par by Appaloosa and certain other entities (the "Standby Purchasers"), who shall receive a guaranteed minimum of 40% of the Series B Preferred (unless waived by Appaloosa) and a commitment fee of $10 million as consideration for their agreement to perform the foregoing Standby Purchaser obligations.

4. Appaloosa proposes to eliminate the ceiling/floor "collar" mechanism contained in the Centerbridge Proposal.

5. Most of Appaloosa's approval rights shall be subject to being over-ridden by a 2/3 vote of common shareholders (not counting any shares held by Appaloosa), with the exception of certain specified protective approval rights which are not subject to over-ride. The approval rights not subject to over-ride relate to (i) issuance of securities that are senior to or on parity with the Series A Preferred (or Series B Preferred, if any are outstanding and owned by Appaloosa), (ii) amendments to the Company's by-laws that materially change the rights of members of the Investor Group or Qualified Purchaser Transferees or the Company's shareholders generally, or to the Charter or Articles if the amendment would adversely impact Appaloosa's rights or investment and (iii) other than the annual 4.0% dividends on the Series B Preferred, declaration and payment of dividends on stock that ranks junior to or on parity with the Series A Preferred.

6.   The initial Board of Directors shall be selected as follows:

          o    Appaloosa shall select 3 directors;
          o    the UCC shall select 3 directors;
          o    one director shall be the CEO;
          o one director shall be the new Executive Chairman (selected as described below); and
          o one director shall be selected by the Standby Purchasers other than Appaloosa.

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
          At least two-thirds (2/3 of the Board of Directors must be comprised of independent directors.

7. The initial Executive Chairman of the Board shall be selected by a selection committee comprised of one Appaloosa representative and one representative of the Standby Purchasers (other than Appaloosa). The Executive Chairman shall be approved by a majority vote of the Selection Committee (such majority vote to include the Appaloosa representative). Any successor Executive Chairman shall be selected by the Nominating and Governance Committee of the Board, subject to the approval of Appaloosa.

8. The Executive Chairman shall be a full-time employee of the Company with his or her principal office in the Company's world headquarters in Toledo, Ohio and shall devote substantially all of his or her business activity to the business affairs of the Company.

     The Executive Chairman shall cause the Company to and the Company shall be obligated to meaningfully consult with the representatives of Appaloosa with respect to the annual budget and material modifications thereto prior to the time it is submitted to the Board for approval.

     The employment agreements entered into by the Company with the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer shall provide that (i) upon any termination of employment, the Executive Chairman, the Chief Executive Officer and/or the Chief Financial Officer shall resign as a director, to the extent applicable (and the employment agreements shall require delivery at the time such agreements are entered into of an executed irrevocable resignation that becomes effective on such termination) and (ii) the right to receive any payments or other benefits upon termination of employment shall be conditioned upon such resignation. If for any reason the Executive Chairman, the Chief Executive Officer or the Chief Financial Officer does not resign or the irrevocable resignation is determined to be ineffective, then the Series A Preferred Stock holders may remove the Executive Chairman, the Chief Executive Officer and/or the Chief Financial Officer as a director, subject to applicable law.

9. All of Appaloosa's approval rights shall continue until the earlier of (i) the date on which Appaloosa ceases to own Series A Preferred Shares having an aggregate liquidation preference of at least $125 million and (ii) the third anniversary of Appaloosa's investment (as opposed to having a potentially earlier expiration date with respect to approval rights relating to (x) issuances of senior or pari passu securities and (y) declaration and payment of dividends).

10. Appaloosa proposes to include an additional closing condition to the effect that there shall not have occurred any material strike or labor stoppage or slowdown at the Company, General Motors, Chrysler, Ford Motor Company or any of their respective subsidiaries.

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